WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION.

1001 Air Brake Avenue

Wilmerding, PA 15148

August 26, 2011

Via EDGAR

Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Westinghouse Air Brake Technologies Corporation
Form 10-K for the Year Ended December 31, 2010
Filed February 25, 2011
File No. 033-90866

Dear Mr. Shenk:

We respectfully request an extension until September 16, 2011 of the time in which we are required to respond definitively to the Commission’s comment letter referenced above. I will be travelling out of the country along with other relevant Westinghouse Air Brake Technologies Corporation personnel for an extended period so it is not practicable for us to have the required work completed in the time frame initially proposed in the Commission’s letter. We appreciate very much your attention and understanding.

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If you have any further questions or comments, please contact the undersigned at (412) 825-1638 or contact our counsel at K&L Gates LLP, Dave DeNinno (412-355-6513).

Sincerely,

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

/s/ Patrick D. Dugan
Patrick D. Dugan

Vice President of Finance, and Corporate Controller

cc:	A. Garcia-Tunon

D. Labate

D. DeNinno, Esq.